SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE	External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2006	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87
4 - NIRE (Corporate Registry ID) 35300314441

01.02 - HEADQUARTERS

1 - ADDRESS Rua Tamoios, 246			2 - DISTRICT Jd Aeroporto
3 - ZIP CODE 04630-000	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3169-6003	8 - TELEPHONE 3169-6002	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3169-6257	13 - FAX 3169-6245	14 - FAX -
15 - E-MAIL ri@golnaweb.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME RICHARD FREEMAN LARK
2 - ADDRESS Rua Gomes de Carvalho, 1629			3 - DISTRICT Vila Olímpia
4 - ZIP CODE 04547-006	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3169-6224	9 - TELEPHONE 3169-6222	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 6169-6257	14 - FAX 3169-6245	15 - FAX -
15 - E-MAIL rflark@golnaweb.com.br

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	01/01/2006	12/31/2006
2 – Next to last	01/12/2005	12/31/2005
3 – Last but two	03/12/2004	12/31/2004
09 - INDEPENDENT ACCOUNTANT Ernest & Young Auditores Independentes S.S.		10 - CVM CODE 00471-5
11 - TECHNICIAN IN CHARGE Maria Helena Pettersson		12 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 009.909.788-50

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2006	2 12/31/2005	3 12/31/2004
Paid-in Capital
1 - Common	107,591	109,448	109,448
2 - Preferred	88,615	86,524	78,095
3 - Total	196,206	195,972	187,543
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Holding Company
4 - ACTIVITY CODE 134 – Holding Company
5 - MAIN ACTIVITY Investment and Management
6 - CONSOLIDATION TYPE Total

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - INVESTOR RELATIONS OFFICER

1 – DATE 01/29/2007	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
1	Total Assets	2,192,410	1,692,219	1,049,266
1.01	Current Assets	883,113	608,447	80,541
1.01.01	Cash Equivalents	609,498	247,040	4,302
1.01.01.01	Cash and Cash Equivalents	136,332	36,632	4,302
1.01.01.02	Short Term Investments	473,166	210,408	0
1.01.04	Others	273,615	361,407	76,239
1.01.04.01	Deferred taxes and carryforwards	13,467	11,037	0
1.01.04.02	Prepaid Expenses	464	864	0
1.01.04.03	Dividends Receivable	173,372	349,506	76,239
1.01.04.03	Other Credits	86,312	0	0
1.02	Long-Term Assets	1,309,297	1,083,772	968,725
1.02.01	Sundry Credits	130,068	45,095	402,509
1.02.01.01	Other Credits	0	45,000	11,721
1.02.01.01.01	Deferred taxes	0	45,000	11,721
1.02.01.02	Credits with related parties	0	0	390,788
1.02.01.02.02	Subsidiaries	0	0	390,788
1.02.01.03	Others	130,068	95	0
1.02.02	Permanent Assets	1,179,229	1,038,677	566,216
1.02.02.01	Investments	1,179,229	1,038,677	566,216
1.02.02.01.03	Participations in subsidiaries	0	1,038,677	566,216

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
2	Total Liabilities	2,192,410	1,692,219	1,049,266
2.01	Current Liabilities	124,451	119,304	61,123
2.01.03	Suppliers	185	0	0
2.01.04	Taxes, Fees and Contributions	44,478	17,051	52
2.01.05	Dividends Payable	42,961	101,482	60,676
2.01.08	Others	36,827	771	395
2.04	Shareholders’ equity	2,067,959	1,572,915	988,143
2.04.01	Capital stock	993,654	991,204	719,474
2.04.02	Capital reserves	89,556	89,556	89,556
2.04.04	Profit reserves	984,749	492,155	179,113
2.04.04.05	Profit retained	989,071	485,744	0
2.04.04.07	Others profit reserves	(4,322)	6,411	0
2.04.04.07.01	Other comprehensive income, net	(4,322)	6,411	0

03.01 - INCOME STATEMENT (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 – 01/01/2005 to 12/31/2005	5 – 03/12/2004 to 12/31/2004
3.01	Gross Revenue from Sales and/or Services	0	0	0
3.02	Gross Revenue Deductions	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0
3.05	Gross Income	0	0	0
3.06	Operating Expenses/Income	679,389	277,553	228,068
3.06.01	Sales	0	0	0
3.06.02	General and Administrative	(8,664)	(1,733)	0
3.06.03	Financial	103,073	(96,143)	(30,901)
3.06.03.01	Financial Income	238,201	31,518	322
3.06.03.02	Financial Expenses	(135,128)	(127,661)	(31,223)
3.06.04	Other Operating Income	48,665	0	0
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity Pick-up	536,315	375,429	258,969
3.07	Operating Income	679,389	277,553	228,068
3.08	Non-Operating Income	0	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income Before Taxes/Interest	679,389	277,553	228,068
3.10	Provision for Income Tax and Social Contribution	(118,804)	33,278	11,721
3.11	Deferred Income Tax	0	0	0
3.12	Statutory Interest/Contributions	0	0	0
3.12.01	Interest	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Equity	123,887	113,670	0
3.15	Income/Loss for the Period	684,472	424,501	239,789
	No. SHARES, EX-TREASURY (in thousands)	196,206	195,972	187,543
	EARNINGS PER SHARE	3.48854	2.16613	1.27858
	LOSS PER SHARE

04.01 – STATEMENT OF CHANGES IN FINANCIAL POSITION (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 – 01/01/2005 to 12/31/2005	5 – 03/12/2004 to 12/31/2004
4.01	Sources	508,588	684,723	778,129
4.01.01	From Operations	110,375	15,794	(30,901)
4.01.01.01	Income/Loss for the Year	684,472	424,502	239,789
4.01.01.02	Amounts not Affecting Working Capital	(574,097)	(408,707)	(270,690)
4.01.01.02.01	Deferred taxes	(37,782)	(33,278)	(11,721)
4.01.01.02.02	Equity pick-up	(536,315)	(375,429)	(258,969)
4.01.02	From Shareholders	2,450	271,730	809,030
4.01.02.01	Capital increase - public offering of shares	0	271,730	496,355
4.01.02.02	Special goodwill reserve	0	0	89,556
4.01.02.04	Capital increase	2,450	0	223,119
4.01.03	From Third Parties	395,763	397,199	0
4.01.03.01	Decrease in long-term assets	0	390,788	0
4.01.03.02	Total comprehensive income, net of taxes	0	6,411	0
4.01.03.03	Decrease of investments	395,763	0	0
4.02	Investments	239,069	214,998	758,711
4.02.01	Dividends and interest on equity	181,145	117,870	60,676
4.02.02	Investments in subsidiaries	0	97,032	307,247
4.02.03	Investments in deferred assets	0	96	0
4.02.04	Investments in long-term assets	0	0	390.788
4.02.06	Other comprehensive income, net	10,733	0	0
4.02.07	Others non-current assets applications	47,191	0	0
4.03	Increase/decrease in working capital	269,519	469,725	19,418
4.04	Changes in current assets	274,666	527,906	80,541
4.04.01	Current assets at the beginning of the year	608,447	80,541	0
4.04.02	Current assets at the end of the year	883,113	608,447	80,541
4.05	Changes in current liabilities	5,147	58,181	61,123
4.05.01	Current liabilities at the beginning of the year	119,304	61,123	0
4.05.02	Current liabilities at the end of the year	124,451	119,304	61,123

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	991,204	89,556	0	492,155	0	1,572,915
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	2,450	0	0	0	0	2,4500
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	684,472	684,472
5.07	Allocations	0	0	0	492,594	(684,472)	(191,878)
5.07.01	Legal Reserve	0	0	0	34,224	(34,224)	0
5.07.02	Dividends and interest on equity	0	0	0	0	(181,145)	(181,145)
5.07.03	Reinvestment reserve	0	0	0	469,103	(469,103)	0
5.07.04	Other comprehensive income, net				(10,733)	0	(10,733)
5.08	Others	0	0	0	0	0	0
5.09	Closing Balance	993,654	89,556	0	984,749	0	2,067,959

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005 (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	719,474	89,556	0	179,113	0	988,143
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	271,730	0	0	0	0	271.730
5.03.01	Capital increase on 04/29/2005	193,890	0	0	0	0	193,890
5.03.02	Capital increase on 05/02/2005	77,440	0	0	0	0	77,440
5.03.03	Capital increase on 10/25/2005	400	0	0	0	0	400
5.03.04	Capital increase on 12/21/2005	1,739	0	0	0	0	1,739
5.03.05	Capital increase on 12/21 (to be realized)	(1,739)	0	0	0	0	(1,739)
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	424.501	424,501
5.07	Allocations	0	0	0	306.631	(424.501)	(117,870)
5.07.01	Legal Reserve	0	0	0	21.225	(21.225)	0
5.07.02	Reinvestmetn reserve	0	0	0	0	(117.870)	(117,870)
5.07.03	Mandatory minimum dividend	0	0	0	285.406	(285.406)	0
5.08	Others	0	0	0	6.411	0	6,411
5.08.01	Other comprehensive income, net	0	0	0	6.411	0	6,411
5.09	Closing Balance	991,204	89,556	0	492.155	0	1,572,915

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 03/12/2004 TO 12/31/2004 (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	0	0	0	0	0	0
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	719,474	0	0	0	0	719,474
5.03.01	Capital increase on 03/29/2004	223,119	0	0	0	0	223,119
5.03.02	Capital increase on 06/24/2004	496,355	0	0	0	0	496,355
5.04	Realization of Reserves	0	89,556	0	0	0	89,556
5.04.01	Capital Reserve Constitution	0	60,369	0	0	0	60,369
5.04.02	Tax benefit contributed by shareholders	0	29,187	0	0	0	29,187
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	239,789	239,789
5.07	Allocations	0	0	0	179,113	(239,789)	(60,676)
5.07.01	Legal Reserve	0	0	0	11,990	(11,990)	0
5.07.02	Reinvestmetn reserve	0	0	0	167,123	(167,123)	0
5.07.03	Mandatory minimum dividend	0	0	0	0	(60,676)	(60,676)
5.08	Others	0	0	0	0	0	0
5.09	Closing Balance	719,474	89,556	0	179,113	0	988,143

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
1	Total Assets	3,780,168	2,255,856	1,529,483
1.01	Current Assets	2,724,581	1,546,707	1,312,050
1.01.01	Cash Equivalents	1,706,346	869,035	849,091
1.01.01.01	Cash and banks	699,990	129,304	405,730
1.01.01.02	Short-term investments	1,006,356	739,731	443,361
1.01.02	Credits	732,757	583,980	402,864
1.01.02.01	Clients	659,306	563,858	386,370
1.01.02.01.01	Accounts receivable	669,672	568,848	389,917
1.01.02.01.02	Allowance for doubtful accounts	(10,366)	(4,890)	(3,547)
1.01.02.02	Other Credits	73,451	20,022	16,494
1.01.02.02.01	Deferred taxes and carryforwards	73,451	20,022	16,494
1.01.03	Inventories	75,165	40,683	21,038
1.01.04	Other	210,313	53,009	39,057
1.01.04.01	Prepaid expenses	64,496	39,907	35,669
1.01.04.02	Other credits	145,817	13,102	3,388
1.02	Non-current assets	1,055,587	709,149	217,433
1.02.01	Long-term assets	209,846	127,292	84,815
1.02.01.01	Other credits	64,253	91,739	70,108
1.02.01.01.01	Deposits for aircraft leasing contracts	40,787	29,618	33,559
1.02.01.01.02	Deferred taxes and carryforwards	23,466	62,121	36,549
1.02.01.03	Credits with lease companies	145,593	35,553	14,707
1.02.01.03.01	Prepaid expenses	0	0	5,321
1.02.01.03.02	Deferred taxes and carryforwards	145,593	35,553	9,386
1.02.02	Permanent assets	845,741	581,857	132,618
1.02.02.01	Investments	2,281	1,829	1,260
1.02.02.01.05	Others investments	2,281	1,829	1,260
1.02.02.02	Property, plant and equipment	795,430	580,028	131,358
1.02.02.04	Deferred and judicial deposits	48,030	0	0

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004
2	Total Liabilities	3,780,168	2,255,856	1,529,483
2.01	Current Liabilities	955,515	653,526	517,814
2.01.01	Loans and Financings	140,688	54,016	118,349
2.01.03	Suppliers	124,110	73,924	36,436
2.01.04	Taxes, Fees and Contributions	139,394	83,750	51,515
2.01.04.01	Provision for income tax and social contribution	100,177	57,186	40,912
2.01.04.02	Landing fees and duties	39,217	26,564	10,603
2.01.05	Dividends payable	42,961	101,482	60,676
2.01.05.01	Dividends and interest on equity	42,961	101,482	60,676
2.01.08	Others	508,362	340,354	250,838
2.01.08.01	Commercial leasing payable	64,954	39,947	23,860
2.01.08.02	Labor obligations	335,268	217,800	159,891
2.01.08.03	Airport fees and landing fees	22,867	31,691	27,181
2.01.08.04	Air traffic liability	44,897	25,371	24,060
2.01.08.05	Employee profit sharing	40,376	25,545	15,846
2.02	Long-Term Liabilities	756,694	29,415	23,526
2.02.01	Loans and Financings	756,694	29,415	23,526
2.02.01.01	Short-term borrowings	726,981	0	0
2.02.01.06	Others	29,713	29,415	23,526
2.02.01.06.01	Accounts payable and provisions	29,713	29,415	23,526
2.04	Minority Interest	2,067,959	1,572,915	988,143
2.04.01	Capital stock	993,654	991,204	719,474
2.04.02	Capital reserves	89,556	89,556	89,556
2.04.04	Profit reserves	984,749	492,155	179,113
2.04.04.05	Profit retained	989,071	485,744	179,113
2.04.04.07	Others profit reserves	(4,322)	6,411	0
2.04.04.07.01	Compreensive income, net of taxes	(4,322)	6,411	0

07.01 – CONSOLIDATED INCOME STATEMENT (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 – 01/01/2005 to 12/31/2005	5 – 03/12/2004 to 12/31/2004
3.01	Gross Revenue from Sales and/or Services	3,951,858	2,778,084	1,728,942
3.01.01	Passenger transportation	3,722,046	2,642,699	1,649,165
3.01.02	Cargo transportation	126,096	78,599	43,039
3.01.03	Others	103,716	56,786	36,738
3.02	Gross Revenue Deductions	(149,841)	(108,994)	(74,587)
3.02.01	Taxes and contributions	(149,841)	(108,994)	(74,587)
3.03	Net Revenue from Sales and/or Services	3,802,017	2,669,090	1,654,355
3.04	Cost of Goods and Services Sold	(2,577,111)	(1,745,565)	(995,221)
3.05	Gross Income	1,224,906	923,525	659,134
3.06	Operating Expenses/Income	(473,153)	(446,405)	(299,316)
3.06.01	Sales	(414,597)	(335,722)	(233,143)
3.06.02	General and Administrative	(201,367)	(77,341)	(48,114)
3.06.03	Financial	142,811	(33,342)	(18,060)
3.06.03.01	Financial Income	399,376	185,730	66,103
3.06.03.02	Financial Expenses	(256,565)	(219,072)	(84,162)
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity in the earnings of-subsidiary and associated companies	0	0	0
3.07	Operating Income	751,753	477,120	359,818
3.08	Non-Operating Results	98,071	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income Before Tax/Holding	849,824	477,120	359,817
3.10	Provision for Income Tax and Social Contribution	(257,706)	(189,576)	(132,680)
3.11	Deferred Income Tax	(31,533)	23,287	12,651
3.12	Statutory Holding/Contributions	0	0	0
3.12.01	Holdings	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Equity	123,887	113,670	0
3.14	Minority interests	0	0	0
3.15	Income/Loss for the Period	684,472	424,501	239,789
	No. SHARES, EX-TREASURY (in thousands)	196,206	195,972	187,543
	EARNINGS PER SHARE	3.48854	2.16613	1.27858
	LOSS PER SHARE

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 – 01/01/2005 to 12/31/2005	5 - 03/12/2004 to 12/31/2004
4.01	Sources	1,440,920	721,450	1,082,594
4.01.01	From Operations	711,191	437,420	250,039
4.01.01.01	Income /Loss for the Year	684,472	424,501	239,788
4.01.01.02	Amounts not Affecting Working Capital	26,719	12,919	10,250
4.01.01.02.01	Depreciation and Amortization	58,252	36,206	22,901
4.01.01.02.02	Deferred taxes	(31,533)	(23,287)	(12,651)
4.01.02	From Shareholders	2,450	271,730	809,030
4.01.02.01	Capital Increase – Public offering	0	271,730	496,355
4.01.02.02	Special goodwill reserve	0	0	89,556
4.01.02.03	Capital Increase – Consitution of the Company	0	0	223,119
4.01.02.04	Capital Payment	2,450	0	0
4.01.03	Third Parties	727,279	12,300	23,525
4.01.03.01	Increase in long-term liabilities	727,279	5,889	23,525
4.01.03.02	Total comprehensive income, net of taxes	0	6,411	0
4.02	Investments	565,035	622,505	288,358
4.02.01	Proposed dividends	181,145	117,870	60,676
4.02.02	Investments for tax incentives	452	569	1,260
4.02.03	Property, plant and equipment acquisition	273,654	484,129	154,864
4.02.04	Investments in long-term assets	99,051	12,072	71,558
4.02.05	Decrease in long-term liabilities	0	7,865	0
4.02.06	Total comprehensive income, net of taxes	10,733	0	0
4.03	Increase/decrease in the Working Capital	875,885	98,945	794,236
4.04	Changes in Current Assets	1,177,874	234,657	1,312,050
4.04.01	Current Assets at the Beginning of the Year	1,546,707	1,312,050	0
4.04.02	Current Assets at the End of the Year	2,724,581	1,546,707	1,312,050
4.05	Changes in Current Liabilities	301,989	135,712	517,814
4.05.01	Current Liabilities at the Beginning of the Year	653,526	517,814	0
4.05.02	Current Liabilities at the End of the Year	955,515	653,526	517,814

09.01 - REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - UNQUALIFIED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the consolidated balance sheets of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries, drawn up on December 31, 2006 and 2005, and related consolidated statements of income, statements of shareholders’ equity and statements of changes in financial position, corresponding to the year ended on those dates, prepared under the responsibility of its Management. Our responsibility is to express an opinion on these consolidated financial statements.

We conducted our audits in accordance with the auditing rules applicable in Brazil and comprised: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates adopted by the Companies’ Management, as well as evaluating the overall financial statement presentation.

In our opinion, the aforementioned financial statements fairly represent, in all material aspects, the consolidated equity and financial position of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries on December 31, 2006 and 2005, the related consolidated results of operations, the pro forma shareholders’ equity, and consolidated changes in financial position referring to the year ended on those dates, pursuant to the accounting practices adopted in Brazil.

We conducted our audits with the purpose of issuing an option about the financial statements referred to in the first paragraph. The consolidated social balance sheet and the statements of cash flow and the value added of the parent company and consolidated prepared according to the accounting practices adopted in Brazil are being presented to provide additional information on the Company, although they are not required as part of the financial statements. These statements have been submitted to audit procedures described in the second paragraph and, in our opinion, are fairly presented in all material aspects concerning the financial statements taken as a whole.

Tha accounting practices in Brazil differ in some significative aspects to the accounting practices applicable in the United States of America. The information relative to the nature and effect of such differences are presented in the Note 2 to the financial statements.

São Paulo, January 29, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
CRC-1SP119891/O-0

10.01 - Management Report

MANAGEMENT REPORT

To the Shareholders,

Gol Linhas Aéreas Inteligentes S.A. submits the Management Report and the corresponding Individual and Consolidated Corporate Financial Statements for the years ended December 31, 2006 and 2005, accompanied by the report of the independent auditors and prepared in accordance with the accounting practices adopted in Brazil, for the appreciation of its shareholders. The financial statements in compliance with the accounting principles accepted in the United States (US GAAP) are available on the Investor Relations section of our website www.voegol.com.br.

MESSAGE FROM MANAGEMENT

In 2006, we continued to promote affordable air travel in South America, offering our passengers the highest standards of safety and service quality, showing that our virtuous cycle (low costs, low fares, high load factors, advanced technology and exemplary service) is more successful than ever. Despite adversities, we have maintained our position as one of the world’s most profitable airlines and are fully prepared to take our low-cost, low-fare model to unprecedented levels in 2007.

We expanded operating capacity on our South American international routes by over 150%, initiating flights to Chile, Paraguay and Uruguay and adding two more destinations in Argentina (Cordoba and Rosario). In 2007, we will begin flying to Peru and we also plan flights to Mexico. In Brazil, we inaugurated four more destinations – Chapecó, in the state of Santa Catarina, Juazeiro do Norte (Ceará), Ilhéus (Bahia) and Santarém (Pará) – and increased our flights by 31% in expanding markets. All in all, we now fly to 55 destinations, 7 of which abroad, and have a 37.1% and 13.3% share of the domestic and international markets, respectively. Our load factor averaged 73.1% for the year.

The increase in our fleet allowed our operational expansion. We took delivery of 23 new aircraft, 10 of which under the agreement with Boeing for up to 121 aircraft (87 firm orders and 34 purchase options), specially designed at our request for take-off and landing on short runways. Our current fleet comprises 65 aircraft, allowing us to add 180 flights and achieve a total of 600 per day, and will total 80 aircraft by the end of 2007. In September, we inaugurated our Aircraft Maintenance Center in Cofins International Airport, in Belo Horizonte (Minas Gerais), which is equipped with state-of-the-art technology for GOL’s aircraft maintenance and will generate cost savings of more than R$ 4.5 million per year.

We have always invested in sustained and planned growth. Thanks to the efforts and exemplary dedication of our “team of eagles”, already almost 9,000-strong, we achieved the best average punctuality index among Brazilian airlines throughout the year. This relentless progress has been possible thanks to our ability to offer pioneering solutions in terms of payment and payment channels, thereby providing more people with access to air travel. We also redoubled our efforts to ensure rigorous cost controls in order to offer lower fares to our clients.

Our history has been marked by the successive breaking of Brazilian aviation performance records. Indeed, the figures prove that the “GOL effect” has changed the profile of national aviation and is beginning to have an impact on the sector throughout South America. Average domestic fares fell by around 27% between 2000 and 2006 (prices adjusted for cost variations), while average domestic load factors have never been so high (above 70%). The creation of the Civil Aviation Agency (ANAC) was also an important step in the sector’s modernization process.

Over 55 million passengers have already flown with GOL, 5 million of whom for the first time in their lives.

Unfortunately, on September 29, an accident brought down GOL flight 1907. The aircraft, a new Boeing 737-800 NG, collided with an Embraer Legacy 135 B5 owned by the American air charter company ExcelAire Service. We mourned all the victims and offered the fullest support to their families, never losing sight of our fundamental commitment to allow millions of people to travel safely on our aircraft. The industry also faced a series of adversities in the final quarter. Our workforce, plus our partners, clients and friends from all over the world rallied round and are still with us, and we are deeply grateful to all of them. We have noticed that the “team of eagles” image is truly rooted in our corporate culture.

Boeing estimates annual air traffic growth of 7.4% in South America over the next five years, the second highest rate in the world after China. We therefore expect a positive scenario for 2007, with buoyant demand, for which we are fully prepared. We will put all the virtues of our model into practice, reaffirming our commitment to low costs and low fares, always focusing on making air travel in South America affordable for increasing numbers of people.

ECONOMIC SCENARIO – BRAZIL AND THE CIVIL AVIATION SECTOR

Brazil’s economy remained stable in 2006, which was reflected in the performance of the financial market. The Real appreciated by 5.9% against the US dollar and inflation, measured by the IPC-A consumer price index, closed the year at 3.1%, below the 4.5% target established by the National Monetary Council. The highlight of the year, however, was the 4.75 percentage point reduction in the basic Selic interest rate, from 18.0% to 13.25% p.a. – the lowest level in 26 years.

Despite the several positive indicators, GDP growth left much to be desired, totaling 2.75%, below market expectations. The civil aviation sector, on the other hand, grew by 12.3%, approximately 4 times as much as the country.

ANAC, the Civil Aviation Agency, was set up in 2006, and has proved extremely capable in overcoming obstacles, keeping Brazil at the forefront of South American civil aviation.

It is also worth emphasizing that Brazil is classified as “level one” in terms of flight safety. Brazilian aircraft adopt the same safety standards as the US airlines, following the rules established by the International Civil Aviation Organization.

PROFILE – VIRTUOUS CYCLE

GOL’s business model is based on frameworks, systems and controls that prioritize service quality, high technology, safety, fleet standardization, workforce motivation and productivity, and maintaining a constant focus on reducing costs. As a result it can offer more seats at affordable prices.

OPERATING PERFORMANCE

Fleet Performance

• Addition of 23 new aircraft

GOL’s Boeing 737 fleet grew from 42 to 65 aircraft (+35.4%) in 2006. Productivity also increased, with aircraft utilization reaching an average of 14.2 block hours per day, one of the highest rates in the world.

• Purchase Agreement with Boeing

In October 2006, GOL expanded its purchase agreement with Boeing from 101 to 121 New Generation (NG) 737-800s, 87 of which firm orders and 34 purchase options. The first aircraft from this order entered the fleet on July 30, 2006. At GOL’s request, Boeing designed the 737-800 Short Field Performance (SFP) for landing and take-off on short runways. The new 737-800s are equipped with winglets, which reduce fuel consumption by up to 3%, and can carry approximately 30% more passengers than the 737-700s.

• GOL Maintenance Center

In September 2006, GOL inaugurated its Aircraft Maintenance Center in the Tancredo Neves International Airport in Cofins (Minas Gerais), one of the best airports in the country. Equipped with state-of-the-art aircraft-repair technology, the facility absorbed investments of R$30.5 million, has a total built-up area of 17,300 m2 and is expected to generate cost savings of around R$4.5 million per year. With the expansion of the fleet, the Center will ensure high quality, autonomy, improved efficiency, the application of preventive procedures and greater maintenance flexibility.

• Phased Maintenance

One of the main reasons that led GOL to optimize its fleet is the process of phased aircraft maintenance, which allows maintenance to be carried out without removing the aircraft from their daily operations. With safety, GOL can maintain its aircraft operational throughout the year and offer higher quality service to its clients.

Expansion

• Supply grows by close to 50%

GOL recorded annual growth of 47.4% in terms of available seat-kilometers (ASK), thanks to higher demand, special low-fare promotions and the addition of new destinations.

• Interconnection of Destinations in South America

GOL maintained its commitment to popularizing affordable air travel in South American throughout 2006. It expanded its domestic network to include four new Brazilian destinations –

Chapecó (SC), Juazeiro do Norte (CE), Ilhéus (BA) and Santarém (PA) – closing the year with a domestic market share of 37.1%, versus 27.3% at the end of 2005.

Five new destinations were added to the international network. In January, the Company inaugurated bases in Montevideo (Uruguay), Asuncion (Paraguay), and Cordoba and Rosario (Argentina). In September, it began operating in Santiago (Chile) and finished the year with five daily flights to that city.

The Company also began interconnecting its international destinations along 2006, taking its first steps to make air travel affordable in South America outside Brazil. At the end of December, its share of the Brazilian international flight market came to 13.3%, versus 3.0% at the close of the year before.

• E-commerce leader in Brazil

GOL closed 2006 as one of the country’s leading e-commerce firms, selling R$3.7 billion worth of tickets through its website www.voegol.com.br, equivalent to 82% of its annual gross sales. In the fourth quarter alone, the site received an average of 1.5 million single visits per month, 50% up year-on-year. In addition to ticket purchases, check-in and flight alterations can also be effected on-line. Ticket purchases and check-in via cell phone are also available.

• Cargo Transport

The same ease offered to passengers is also apparent in GOL’s cargo transport service, Gollog. Clients can fill in a form and monitor their cargo over the Internet.

Gollog’s transported volume grew by 51%, from 27,300 tonnes in 2005 to 41,200 tonnes in 2006, while gross revenue moved up 60%, from R$78.6 million to R$126.1 million in the same period.

The year was marked by the launch of Brazil’s first pre-paid cargo service, through which clients can send packages of up to 1 kg to any national destination for a flat-rate fee. Gollog has two bases of its own: one in Congonhas, São Paulo, and the other in Cumbica, Guarulhos, in addition to 42 franchised outlets.

Focus on the client

• Punctuality

According to ANAC, GOL led the punctuality rankings in 2006, with an average punctuality rate of 93% for domestic flights, outperforming the industry average by 6 percentage points and exceeding the Company’s 2005 average by 8 percentage points.

• Safety

Passenger and employee safety has always been a priority for GOL. Consequently, it offers safety training for all its pilots, co-pilots and flight attendants, as well as technicians and maintenance staff.

GOL is a member of the Flight Safety Foundation, a global flight safety organization, and its technicians and engineers constitute an experienced team, with an average of 25 years service in the aviation sector.

• Boosting demand

GOL continues to innovate in its strategies to boost demand. In addition to offering lower fares and attractive discounts, the Company has introduced programs to facilitate ticket purchases and payment. These included Voe Fácil GOL, a card that allows payment in up to 36 installments – of the 650,000 clients registered at year-end, no less than 70% were first-time fliers. At the end of the year, in association with Mastercard and Banco do Brasil, we launched GOL Negócios, a credit card geared towards small and medium enterprises which converts 1.9% of the card expenditure into credits for GOL ticket purchases, reducing business trip expenses.

• Promotions

In order to widen access to air travel and offer more attractive conditions for those wishing to travel and, consequently, reduce distances even further, GOL continued with its promotions throughout 2006, including: “Fevereiro Show” (“February show”), “Viaje por 50 reais” (“Travel for 50 reais”), “Viaje por 25 reais” (“Travel for 25 reais”) and “Viaje por 1 real” (“Travel for 1 real”).

Social Responsibility

GOL invested approximately R$1.8 million in nationwide social responsibility activities in 2006. The Company sponsored the collection of foodstuffs and school materials and fostered cultural and educational activities, as well as sponsoring environmental protection initiatives. The organizations we supported included SOS Mata Atlântica, AACD, Ashoka, Futebol dos Atores, Fundação Gol de Letra, Canto Cidadão, Projeto Felicidade, Care Brasil, Eu Quero Ajudar, Expedicionários da Saúde, Pastoral da Criança, Centro Infantil Boldrini, Expedição Vaga Lume and Instituto Criar de TV e Cinema. Specific activities included the donation of 1,200 air tickets (for domestic and international destinations), the collection of 17 tonnes of foodstuffs and 48,000 units of school materials and the planting of 15,000 trees. The Company also implemented an in-house selective garbage collection and recycling process, collecting 20 tonnes of paper, cardboard and plastic. Of this total, approximately 10 tonnes of plastic will be recycled into new products, saving 123 trees.

People and GOL’s Culture

GOL promoted 1,697 employees in all areas and created more than 3,300 jobs in 2006, closing the year with a workforce of close to 9,000. The Company encourages talent, respects ethnic diversity and invests in a program for the inclusion of the disabled (PNE). GOL believes its success relies on the dedication and capacity of its employees to overcome challenges. A veritable “team of eagles”.

FINANCIAL PERFOMANCE

Operating Cost

The operating Cost per Available Seat-Kilometer (CASK) fell by 1.0% in 2006, from R$0.1546 to R$0.1530.

Operating Revenue

Net operating revenue grew by 42.4% over 2005 to R$3.8 billion, with 14,819 revenue passenger-kilometers (RPK). The annual average load factor was 73.1%, while available seat kilometers (ASK) totaled 20,261 million.

Profitability and Returns

GOL has been maintaining profitability and cash flow within international standards. BR GAAP net income totaled R$684.5 million, 61.2% up on the R$424.5 million recorded in 2005. Net earnings per share amounted to R$3.49, an year-on-year increase of 60.8% . ROIC and ROE stood at 16.8% and 25.4%, respectively.

Dividends

According to the Company’s by-laws, shareholders are entitled to minimum compulsory dividends of 25% of annual net income adjusted under the terms of article 202 of the Brazilian Corporate Law. The payment of interest on equity for the fiscal year ended December 31, 2006, amounting to R$115.8 million, net of income tax, and supplementary dividends of R$57.2 million, totaling R$173.0 million, or R$0.88 per share, fulfill these statutory obligations.

Liquidity

The Company’s total liquidity, composed of cash and receivables at year-end climbed from R$1.4 billion in 2005 to R$2.4 billion in 2006. GOL’s capitalization is solid, and its total indebtedness ratio (including off balance sheet leasing)/capitalization (shareholders’ equity + total debt) is 63%.

Foreign Funding

• Perpetual Bonds

In April 2006, GOL concluded the perpetual bonds offering by its subsidiary Gol Finance, in the principal amount of US$200 million, with annual interest of 8.75% . The bonds, guaranteed by GOL and its subsidiary Gol Transportes Aéreos S.A. received a Ba2 credit rating from Moody’s, a notch higher than Brazil’s sovereign debt, and were placed with institutional and retail investors in Asia, Europe and the United States. The bonds were rated BB by Fitch Rating, raised to BB+ in August.

Ratings

The table below shows GOL’s ratings at December 31, 2006.

Agency	Rating	Type
Fitch	AA- (bra), Stable Outlook	National Scale
	BB+ (IDR), Stable Outlook	Local Currency
	BB+ (IDR), Stable Outlook	Foreign Currency
	BB+ (IDR)	US$200m Perpetual Bond Issue
Moody’s	A3.br, Stable Outlook	National Scale
	Ba2, Stable Outlook	Local Currency Global Scale
	Ba2	Foreign Currency

CORPORATE GOVERNANCE

• Compliance with SOX 404 and 302

GOL was one of the first Foreign Private Issuers (FPIs) in South America to comply with the requirements of Section 404 of the Sarbanes-Oxley (SOX) Act. By using the criterion set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) regarding internal controls, GOL complied with Section 404 of the Act one year in advance. GOL also complied with Section 302 of the same Act, which determines that executive officers must declare personally that they are responsible for controls and disclosure procedures. With such certifications, GOL has improved its internal processes and ratified its commitment to the best corporate governance practices.

• Capital Increase

The Board of Directors Meeting of April 20, 2006 approved an increase in the Company’s capital stock, within the limit of authorized capital, in the amount of R$237,475.68. A further increase was authorized by the Board Meeting of June 28, 2006, this time in the amount of R$ 473,376.64. As result, Gol Linhas Aéreas Inteligentes’ capital now totals R$993,653,887.60, represented by 196,206,466 shares at year end, divided into 88,615,674 preferred shares and 107,590,792 common shares.

• New Investor Relations Website

GOL released a new version of its Investor Relations Website in June, containing information geared specifically to analysts, institutional investors and individuals.

• GOL’s Board of Directors

GOL’s Board of Directors comprises eight members, three of whom are independent, while the Board of Executive Officers is composed of five members. In April 2006, the three independent members of GOL’s Board of Directors were re-elected at the Annual General Meeting for another one-year term of office.

The Company also maintains four Management Committees (Corporate Governance Committee, People Management Committee, Risk Policies Committee and Financial Policy Committee). It also set up an Audit Committee, whose members comply with the independence requirements and standards of the Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE). This Committee also contains an experienced financial expert.

CAPITAL MARKETS AND INVESTOR RELATIONS

GOL’s IPO took place simultaneously on the Stock Exchanges of São Paulo (Bovespa) and New York (NYSE) in June 2004, making the Company only the second Brazilian firm to go public concurrently in Brazil and in the USA. From the IPO until the end of 2006, the Company’s shares appreciated by 142.2%, 24.8 percentage points above the Bovespa index in the same period. Similarly, its American Depositary Shares (ADS), traded on the NYSE, appreciated by 237.3%, versus the Dow Jones’ 19.9% . Total daily traded volume (Bovespa and NYSE) averaged close to US$40 million at year end. In May, GOLL4’s shares were included in the Bovespa's IBrX-50 index and in December, they were maintained for another year in the new portfolio of the Corporate Sustainability Index (ISE), comprising companies with a high level of commitment to sustainability and social responsibility.

RELATIONSHIP WITH INDEPENDENT AUDITORS

The Company’s policy when hiring services from the independent auditors that are not related to the external audit is based on principles designed to preserve their independence in line with internationally accepted standards: auditors must not audit their own work, may not occupy any managerial position with their clients and must not promote their clients’ interests.

• Procedures adopted by the Company, pursuant to item III, Article 2 of CVM Instruction 381/03:

As a matter of formal policy, prior to the hiring of other professional services not related to the external audit, the Company and its subsidiaries consult with the independent auditors in order to ensure that the provision of such services will not jeopardize the independence and objectivity needed for the performance of independent auditing services. In addition, the auditors are required to supply formal declarations of their independence when rendering non-audit services. Due approval is also obtained from the Audit Committee. In 2006, the Company did not hire any services unconnected to the external audit.

AWARDS

Among the awards received by GOL in 2006, we point out:

- Best and Biggest Companies 2006 - Best Company in the Brazilian Transportation Sector, awarded by Exame magazine.
- Top in the ranking of the 8th edition of IR Global Rankings 2006 (IRGR) in the Disclosure Procedures category in Latin America and the Consumer and Service Industry category worldwide, and classified among the top five companies in Brazil in the Corporate Governance category.
- Best medium-sized company, most innovative strategy and best administrator awards from LatinFinance magazine.
- Best Transportation and Logistics Company in the 6th edition of the Valor 1000 Directory awards.
- FGV Business Excellence Award in the Transportation Service category.

OUTLOOK

GOL will proceed with its highly successful low-fare, low-cost business model, focusing on improving service quality and developing its network, expanding synergies and connections with existing flights, increasing flight frequencies in the markets where it already operates and flying to new destinations in South America, connecting up the continent and helping make air travel even more popular in the region. The Company’s expansion plans will be reinforced in 2007 with the arrival of 15 new 737 aircraft, giving 80 by year-end. It will continue offering its passengers the best cost-benefit option, adding new flights in the domestic market wherever there is sufficient demand and in other high traffic density areas throughout South America, intensifying its pioneering promotions. In this context, it will continue seeking out new and easier payment mechanisms so that more and more people have access to air travel. As always, our focus will be on our clients.

ACKNOWLEDGMENTS

We would like to take this opportunity of thanking our employees, clients, suppliers, partners and travel agents. We are also deeply appreciative of the dedication shown by our sector authorities – ANAC, Infraero and the Ministry of Tourism – as they seek to develop the Brazilian aviation industry.

The Management

11.01 – NOTES TO THE FINANCIAL STATEMENTS

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline company based in Brazil, which provides regular air transportation services among Brazilian cities and also for cities in Argentina, Bolivia, Paraguay, Uruguay and Chile. The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe air transportation in South America for business and leisure passengers, keeping its costs among the lowest in the industry world wide. The Company’s fleet, simplified and with a single class of services, ranks among the sector’s newest and most modern, with low operation costs and high utilization and efficiency levels.

Gol Linhas Aéreas Inteligentes S.A. was incorporated on March 12, 2004, having as shareholders the Grupo Áurea companies: Aeropar Participações S.A and Comporte Participações S.A. Aeropar Participações S.A. and Comporte Participações S.A. are companies controlled by members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. In March 2006, due to a restruction of the Company’s corporate shareholdings, the shares held by Aeropar Participações S.A. and Comporte Participações S.A. were transferred to the Fundo de Investimento em Participações ASAS.

The wholly-owned subsidiary GOL, incorporated on August 1, 2000, has as main corporate purpose the regular air transportation of passengers, cargo and express courier in the domestic and foreign territories, under the concession regime as authorized by the Brazilian Civil Aviation Department – DAC (now Civil Aviation National Agency – ANAC), of the Ministry of Aeronautics, by means of the Ordinance No. 1109/DGAC as of August 18, 2000.

The Company started its operations on January 15, 2001 and, on December 31, 2006, operated a 65-aircraft fleet, comprised of 21 Boeing 737-800, 30 Boeing 737-700 and 14 Boeing 737-300. During 2006, the Company inaugurated 10 new destinations, increasing served destinations to 55 (48 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Uruguay, 1 in Paraguay and 1 in Chile).

During the third quarter of 2006, the Company inaugurated its center for aircraft maintenance in Confins – MG.

On December 31, 2006 and 2005, the Company’s share ownership structure is as follows:

	2006			2005

	Common	Preferred	Total	Common	Preferred	Total

Fundo de Investimento ASAS	100.00%	35.79%	71.00%	-	-	-
Aeropar Participações S.A.	-	-	-	100.00%	36.40%	71.92%
Comporte Participações S.A.	-	-	-	-	3.87%	1.71%
Others	-	3.04%	1.37%	-	0.82%	0.36%
Market	-	61.17%	27.63%	-	58.91%	26.01%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

On December 31, 2006 and 2005, the Company has the following share participations:

	Share participations

	2006	2005

Gol Transportes Aéreos S.A. (GOL)	100%	100%
Gol Finance LLP	-	100%
Gol Finance	100%	-
GAC Inc.	100%	-

The Company incorporated in March 2006 two new subsidiaries, GAC Inc. and Gol Finance, located in Cayman Islands, whose activities are relate to aircraft acquisition and financing. The Gol Finance LLP was ended in 2006 and its assets and rights were transfered to GAC Inc.

2. Basis of Preparation and Presentation of the Financial Statements

The Company has entered into an Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate Sustainability – ISE, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s financial statements even comprise the additional requirements of BOVESPA Novo Mercado (New Market).

The financial statements include the following supplementary information that the Management considers material for the market:

Appendix I – Statements of cash flow - prepared according to the indirect method, using accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors.

Appendix II – Statements of value added – prepared according to the Brazilian Accounting Rules, supplemented by orientation and recommendations of the Brazilian Securities and Exchange Commission – CVM.

Appendix III – Statement of Environmental and Social Information – prepared according to the Brazilian Accounting Rules (not audited).

The main accounting practices and criteria adopted by the Company are described as follows:

a) Recognition of revenues

Revenues are appropriated in compliance with the accrual basis method. Passenger transportation revenues are recognized after the effective provision of services. Tickets sold and corresponding air traffic liabilities are shown in current liabilities, having as utilization term the period of one year.

Cargo transportation revenues are recognized when the transport is executed. Other revenues are represented by charter services, flight reservation change rates and other services, which are recognized when services are provided.

b) Cash and cash equivalents, financial investments and short-term investments

Financial investments with maturity not over 90 days from the balance sheet date are classified as Cash and cash equivalents and shown by the investment amount, plus remunerations proportionally contracted and recognized up to the balance sheet date. Short-term investments of fixed income, variable income, public securities and certificates of bank deposits (CDB) refer to financial investments redeemable in a term over 90 days from the balance sheet date and are represented by securities acquired with the purpose of being frequently and actively traded, classified as securities for trading. Such investments are evaluated and accounted by the market value determined based on quotations or estimates, and realized and unrealized gains and losses are recognized in the result.

c) Provision for doubtful accounts

Provision for doubtful accounts is constituted in an amount sufficient to cover possible losses in the realization of accounts receivable.

d) Inventories

Inventories are comprised of consumption material, parts and maintenance material. They include imports in progress and are presented at their acquisition cost, reduced by obsolescence provisions, when applicable, not surpassing the market value.

e) Deposits for leasing contracts

As defined in the operational lease contracts, all aircraft operated by the Company are leased in the operating leasing mode with no purchase option clause, the Company makes lease contract deposits for leasing companies. These deposits are denominated in US dollars, do not earn interest and are repayable at the end of the contract.

f) Investments

The investments in subsidiaries are recognized under the equity accounting method. The financial statements of the subsidiaries are prepared based on accounting practices in accordance with the Company’s. The financial statements of Gol Finance LLP, Gol Finance and Gac Inc. are converted into Brazilian Reais considering that its functional currency is the Real and that certain non-monetary items are maintained at the historical cost in foreign currency and are converted using the foreign exchange rate at the begging of the transaction. The monetary items are converted based on the historical foreign exchange rate in force on the balance sheet date with the corresponding foreign exchange variations recognized as financial income.

g) Property, plant and equipment

Property, plant and equipment is recorded by acquisition cost, which includes financial charges incurred during the aircraft construction stage, minus respective accumulated depreciation, calculated by the straight-line method with the rates taking into consideration the estimated useful life of the assets. Improvements in third-party assets of aircrafts, furnitures and airport bases are depreciated based on rent contracts. Recovery of property, plant and equipment in the course of future operations is periodically evaluated.

h) Deferred charges

Deferred charges are comprised by the remaining balance of pre-operating expenses and expenses that will benefit deferred income and may be amortized in a period of 2 to 5 years.

i) Assets and liabilities in foreign currency or subject to indexation

They are restated based on foreign exchange rates and indices effective on the balance sheet date.

j) Operational leasings

Monthly contract liabilities resulting from aircraft operational leasing contracts without a purchase option clause are appropriated to the result by the time they are incurred.

k) Financial revenues (expenses)

Financial revenues represent accrued interest, foreign exchange variations of assets, financial investment gains and financial derivative instrument gains. Financial expenses include interest expenses on loan, foreign exchange and monetary variations of liabilities and losses with financial derivative instruments.

l) Income tax and social contribution

Provision for income tax is calculated at the 15% rate plus a 10% additional on the exceeding taxable income at R$ 240 a year, and social contribution is constitutes at 9% rate on the taxable base.

Deferred income tax and social contribution arise from accumulated tax losses, social contribution negative base and from temporary additions to the taxable income. Tax credits resulting from accumulated deficit and social contribution negative basis were recorded based on the expectation of the generation of future taxable income observing legal limitations.

The fiscal credit arising from goodwill incorporated by the Company is being amortized on a straight-line basis in 60 months.

m) Employee profit sharing

The provision for employee profit sharing is monthly constituted based on Management’s estimates, considering the targets established for the year, and recorded as payroll expenses.

n) Provision for contingencies

Provision for contingencies is constituted based on the options of legal consultants by amounts sufficient to cover losses and risks considered probable.

o) Use of estimates

The preparation of the financial statements in accordance with the accounting practices require that the Management makes estimates based on assumptions affecting the value of assets, liabilities, revenues and expenses and disclosures presented in the financial statements. The effective results may differ from these estimates.

p) Consolidation

The consolidation process of balance and result accounts adds up horizontally the balances of the accounts of assets, liabilities, revenues and expenses, according to their nature, supplemented by the elimination of the interests of the parent company in the capital, reserve and retained earnings of the subsidiaries. The exclusive funds recorded as short-term investments are consolidated.

q) Proposed profit allocation

The financial statements reflect the Board of Directors’ proposal for the allocation of the net income for the year in the assumption of its approval by the Annual General Meeting.

r) Derivatives

In order to protect a part of the Company’s exposure from variations of foreign exchange rates and from the increase in fuel prices, the Company uses oil and foreign exchange financial derivative instruments. Those instruments are mainly futures, options, collars and swaps.

As there is not a future market for aircraft fuel in Brazil, the Company uses international derivatives to manage its exposure to increases in fuel price. There is a high correlation between international oil prices and aircraft fuel in Brazil, making oil derivatives effective in the compensation of variations in aircraft fuel prices and serving as a short-term protection against strong increases in the average aircraft fuel price.

The Company measures the effectiveness of derivatives in relation to variations in the hedged assets prices. As most of the Company’s fuel derivatives is not traded on stock exchanges, the Company estimates their fair values. The fair value of derivative instruments, depending on the type, is determined based on evaluation methods of present value and option appreciation models that use assumptions on the market price of commodities. Furthermore, as there is not a reliable futures market for aircraft fuel, Management estimates aircraft fuel future prices to measure the effectiveness of derivatives to offset variations in prices.

Aiming to record, demonstrate and disclose transactions with financial derivative instruments carried out by the Company and its subsidiaries, based on their formal risk management policies, the Company started, as of January 2005, to measure the effectiveness of financial derivative instruments used with the specific purpose of market risk coverage based on their fair values, and to recognize the non effective portion of realized results of the transactions with financial derivative instruments directly in the financial result for the year, as the effective portion of realized results is recognized by means of adjusting revenues and expenses related to the items, covered. Unrealized results or the variation of the market fair value are recognized in the shareholders’ equity and recognized in the result at the settlement date of the contracts.

The accounting policy for effectiveness measurement of derivative instruments was defined based on the Company’s risk management policy that considers effective instruments which offset between 80% and 125% of the change in the price of the item to which protection was contracted.

The market value of financial derivative instruments is calculated based on usual market practices, using closing amounts in the period and material underlying quotations, except for option contracts, whose values are determined by means of the adoption of a pricing methodology (Black & Scholes), and the variables and information related to volatility ratios are obtained by means of acknowledged market information providers.

s) Sale and leaseback transactions

The gains on sale-leaseback transactions are fully recognized, in the date of the transaction, as non-operational results.

t) Return conditions

The Company operates leased aircraft based on operating lease agreements. The lease agreements establish the conditions in which the aircraft will have to be returned at the end of the leasing period. Depending on the aircraft and its parts utilization and maintenance conditions, at the date of the end of the agreement, the Company may be asked to make additional payments to the lessor regarding such contractual obligations. The Company accrues those costs, if any, on the date the payments can be estimated as highly probable. Currently there is no accrual constituted for this purpose.

u) Earnings per share

Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

v) Conciliation between information and the disclosures under USGAAP

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America and are subject to the rules of the US Securities and Exchange Commission – SEC. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming to fulfill the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its corporate financial statements and the USGAAP.

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, mainly in respect with the allocation of maintenance expenses to the result. On December 31, 2006, the net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 126,120 higher (R$ 88,729 lower on December 31, 2005) due to this difference and the respective tax effects and also to the fully recognition of the gains on sale and leaseback transactions, in comparison with net income under USGAAP. At the same date, shareholder’s equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 126,424 lower (R$ 249,416 on December 31, 2005) lower due to the differences mentioned above, also as the result of the accrual in USGAAP financial statements of net proceeds received through issuing shares and accounting for stock options granted to executives and employees. There are also differences in the classification of assets, liabilities and income items. The Company discloses significant information on transactions in a consistent way in the corporate financial statements as per Brazilian Corporation Law and in accordance with USGAAP.

3. Cash and Cash Equivalents and short-term investments

	Parent Company		Consolidated

	2006	2005	2006	2005

Cash and cash equivalents
Cash and banks	2,388	210	66,875	25,964
Financial Investments	133,944	36,422	633,115	103,340

	136,332	36,632	699,990	129,304

Short-term Investments
Government securities	289,373	32,687	449,374	286,800
Bank Deposits Certificates – CDB	183,793	177,721	207,057	452,931
Debentures	-	-	349,925	-

	473,166	210,408	1,006,356	739,731

Financial investments in CDB (Bank Deposit Certificate) have an average remuneration, net of taxes, of approximately 1.05% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized revenue. Fixed income investments overseas refer to government securities issued by the Austrian Government held by Gol Transportes Aéreos S.A. that earn interest, net of taxes, of 0.81% per month and government securities issued by the U.S. Government (T-Bills) and securities issued by international banks (“time deposits” and swaps) that conjunctly bear interest of approximately 0.92% per month, being these held by GAC Inc.

The Company holds 100% of exclusive investment fund quotas, constituted as mutual fund with indefinite term and with tax neutrality, resulting in benefits to their quota holders. Investments in investment funds have a daily liquidity. The exclusive fund portfolio management is carried out by external managers who follow the investment policies established by the Company.

Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brasil – BACEN, these investments are classified as securities for trading, appraised at market value, whose earnings are reflected in financial revenues.

Investment funds take part in operations comprising financial derivative instruments recorded in equity or compensation accounts that aim to manage the Company’s exposure to market risks and foreign exchange rates. The value of financial investments linked to hedge agreement guarantees was R$ 9,565 as of December 31. Information concerning risk management policies and the positions of open derivative financial instruments are detailed in Note 17.

4. Accounts receivable

	Consolidated

	2006	2005

Credit Cards Administrators	540,800	498,398
Travel Agencies	74,522	53,415
Cargo Agencies	10,386	6,065
Other	43,964	10,970

	669,672	568,848
Allowance for doubtful accounts	(10,366)	(4,890)

	659,306	563,958

The variation in the allowance for doubtful accounts is as follows:

	Consolidated

	2006	2005

Balances in the beginning of the year	4,890	3,547
Additions	8,037	2,645
Recoveries	(2,561)	(1,302)

Final balances of the year	10,366	4,890

The ageing of the accounts receivable is as follows:

	Consolidated

	2006	2005

Not past-due	656,682	558,937
Past-due for less than 30 days	1,762	2,521
Past-due for 31 to 60 days	1,064	1,880
Past-due for 61 to 90 days	382	223
Past-due for 91 to 180 days	1,287	929
Past-due for 181 to 360 days	3,675	1,111
Past-due for more than 360 days	4,820	3,247

	669,672	568,848

5. Deferred Taxes and Carryforwards, Short and Long-Term and Income Tax and Social Contribution

	Parent Company		Consolidated

	2006	2005	2006	2005

Carryforwards
PIS and Cofins credits	26	448	1,349	520
Prepayment of IRPJ and CSSL	5,799	5,799	37,500	6,221
IRRF on financial investments	-	4,790	9,386	4,790
Other	424	-	12,161	2,605

	6,249	11,037	60,396	14,136

Imposto de renda e contribuição social diferidos
Accumulated tax losses and social contribution
negative basis	7,218	45,000	7,218	45,000
Tax credits arising from incorporation (note 11b)	-	-	13,621	19,458
Temporary differences	-	-	15,682	3,549

	7,218	45,000	36,521	68,007

	13,467	56,037	96,917	82,143

Short-term	(13,467)	(11,037)	(73,451)	(20,022)

Long-term	-	45,000	23,466	62,121

As further detailed, the forecast of the generation of future taxable income, supported by the Company’s business plans and approved by the Board of Directors, indicates the existence of taxable income in sufficient amount to realize the tax credits:

	2008	2009	Total

Forecasted realization	21,519	1,947	23,466

The reconciliation of income tax and social contribution expenses, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

	Income Tax and Social Contribution

	Parent Company		Consolidated

Descrição	2006	2006	2006	2005

Income before income tax and social
contribution	679,389	277,553	849,824	477,120

Combined tax rate	34.0%	34.0%	34.0%	34.0%
Income tax and social contribution based on
the combined tax rate	230,992	94,368	288,940	162,221
Other permanent differences	(112,188)	(127,646)	299	4,068

Income tax and social contribution debited to
the result	118,804	(33,278)	289,239	166,289

Effective rate	17.5%	-12,0%	34.0%	34.9%

Current income tax and social contribution	81,022	-	257,706	189,576
Deferred income tax and social contribution	37,782	(33,278)	31,533	(23,287)

	118,804	(33,278)	289,239	166,289

6. Inventories

	Consolidated

	2006	2005

Consumable material	4,701	3,149
Parts and maintenance material	45,763	15,644
Prepayment to suppliers	20,024	14,976
Other	4,677	6,914

	75,165	40,683

7. Investments in Subsidiaries

(a) Relevant information on subsidiaries:

	Total owned	Participation	Capital		Net income of
Subsidiaries	shares	%	stock	Equity	subsidiaries

Gol Transportes Aéreos S.A.	451,072,643	100	526,489	700,692	475,342
Gol Finance	50,000	100	-	-	-
Gac Inc	50,000	100	-	75,697	75,557
Gol Finance LLP	Does not have	100	-	-	-

(b) Turnover of investments:

	Gol
	Transportes	Gol Finance	GAC	Total of
	Aéreos S.A.	LLP	Inc.	Investments

Balances at December 31, 2004	496,863	69,353	-	566,216
Amount received by capital
increase	390,789	-	-	390,789
Capital raise in foreign
subsidiaries	-	277,862	-	277,862
Equity accounting	369,666	5,763	-	375,429
Dividends paid	(578,030)	-	-	(578,030)
Unrealized hedge results	6,411	-	-	6,411

Balances at December 31, 2005	685,699	352,978	-	1,038,677
Equity accounting result	475,342	(14,584)	75,557	536,315
Unrealized hedge results	(10,733)	-	-	(10,733)
Prepaid dividends	(310,202)	-	-	(310,202)
Interest on shareholder’s equity	(139,414)	-	-	(139,414)
Capital increase	-	64,586	-	64,586
Assets transfer	-	(402,980)	402,980	-

Balance at December 31, 2006	700.692	-	478.537	1.179.229

The Management of the wholly owned subsidiary GOL is proposing the distribution of dividends represented by the total amount of the net income of the year after the deduction of the legal reserve and the totality of the profit reserves at December 31, 2006.

8. Property, Plant and Equipment

		2006			2005

	Depreciation	Cost	Accumulated	Net value	Net value
	rate		depreciation

Flight equipment
Aircraft	5%	41,795	(15,131)	26,664	-
Spare engines	20%	69,441	-	69,441	53,401
Replacement part kits	20%	249,527	(99,194)	150,333	105,123
Aircraft and safety equipment	20%	1,017	(257)	760	635
Tools	10%	4,887	(557)	4,330	1,700

		366,667	(115,139)	251,528	160,859
Property, plant and equipment in
service
Software licenses	20%	25,074	(9,971)	15,103	12,772
Vehicles	20%	3,419	(1,335)	2,084	1,017
Machinery and equipment	10%	11,487	(1,270)	10,217	3,438
Furniture and fixtures	10%	8,817	(1,565)	7,252	3,571
Computers and peripherals	20%	13,526	(4,798)	8,728	3,739
Communication equipment	10%	1,477	(333)	1,144	877
Facilities	10%	3,071	(393)	2,678	942
Brand names and patents	-	37	-	37	37
Maintenance Center	7.27%	35,495	(644)	34,851	-
Leasehold improvements	4%	3,601	(1,960)	1,641	22,519
Work in progress	-	23,256	-	23,256	13,492

		129,260	(22,268)	106,991	62,404

		495,927	(137,408)	358,519	223,263

Advances for aircraft acquisition	-	436,911	-	436,911	356,765

		932,838	(137,408)	795,430	580,028

Advances for aircraft acquisition refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 76 Boeing 737-800 Next Generation (65 aircraft in 2005), as further explained in Note 15, and capitalized interest of R$ 33,068 are included (R$ 17,113 in 2005). The pre-delivery deposits that will be refunded were classified in current assets.

The gains on the sale-leaseback transactions in 2006 made by the subsidiary GAC Inc. in the amount of R$ 98,071 are fully recognized in nonoperating results.

9. Loans and Financing

	Annual	Consolidated

	Interest
Current:	rate	2006	2005

Brazilian Currency
Working capital	15.50%	128,304	54,016
BNDES Loan	9.60%	9,648	-

		137,952	54,016
Foreign Currency
IFC Loan	7.24%	2,736	-

Total short-term borrowings and financings		140,688	54,016

Long term:
Brazilian Currency
BNDES Loan	9.60%	54,626	-

Foreign Currency
Bank Loans	5.39%	128,303	-
IFC Loan	7.24%	107,150	-

		290,079	-

Perpetual notes	8.75%	436,902	-

Total long-term borrowings and financings		726,981	-

Total borrowings and financings		867,669	54,016

The long-term financing maturities, except for the Perpetual Notes that do not have a determined maturity, considering the 12-month period from January 1 to December 31 of each year are as follows:

						Beyond
	2008	2009	2010	2011	2012	2012	Total

Brazilian Currency
BNDES Loan	13,883	13,651	12,998	13,106	988	-	54,626

Foreign Currency
Bank Loans	128,303	-	-	-	-	-	128,303
IFC Loan	17,817	17,817	17,817	17,817	17,817	18,065	107,150

	146,120	17,817	17,817	17,817	17,817	18,065	235,453

Total	160,003	31,468	30,815	30,923	18,805	18,065	290,079

( a ) Working Capital

On December 31, 2006, the Company has nine short-term credit lines with five financial institutions that allow loans up to R$ 332,000. One of those lines are guaranteed by promissory notes which allow loans up to R$ 200,000. On December 31, 2006, there were loans of R$ 128,304 using those instruments.

( b ) Perpetual Notes

In April 2006, the company, through its wholly-owned subsidiary Gol Finance, issued R$ 455 million (US$ 200 million) guaranteed by GOL. The notes have no fixed final maturity date and are callable at par by the Company after five years of the issuance date. The Company intends to use the resource to finances the acquisition of aircraft as a complement to its own cash resources, and to the bank financings guaranteed with assets by the U.S. Exim Bank. At December 31, 2006, there was R$436,902 (US$ 204,350) outstanding under this facility.

( c ) Bank Loans

In April 2006, the Company, through its wholly-owned subsidiary GAC Inc., arranged firm an up to R$ 130 million (US$ 60 million) borrowing facility with Credit Suisse guaranteed by promissory notes. The tenor of the loan is 2.7 years with an annual interest rate of 3-month Libor. At December 31, 2006, there was R$128,303 (US$ 60,010) outstanding under this facility.

( d ) Other Financings

In June 2006, GOL signed long term borrowing agreements for R$ 75.7 million (US$ 35.0 million) with the BNDES (the Brazilian Development Bank) and for R$ 108 million (US$50 million) with the International Finance Corporation (IFC).

The BNDES credit line is being used to finance a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, the acquisition of national equipment and materials. The loan has a term of five years with interest of TJLP 2.75% p.a. and is guaranteed by accounts receivable. As of December 31, 2006, there was R$ 54,626 (US$ 25,550) outstanding under this facility.

The financing with the International Finance Corporation (IFC) is being used to acquire aircraft spare parts inventories and working capital. The loan has a term of six years with interest of LIBOR 1.875% p.a. and is guaranteed by spare parts. As of December 31, 2006, there was R$ 107,150 (US$ 50,117) outstanding under this facility.

10. Provision for Contingencies

	2006	2005

Provision for labor contingencies	772	292
Provision for civil contingencies	4,943	2,045
Provision for tax contingencies	23,523	19,294

Total of provision for contingencies	29,238	21,631

Others accounts payable	475	7,784

Total of provision for contingencies and others	29,713	29,415

( a ) Labor and civil contingencies

The Company takes part in legal proceedings and civil and labor claims that arise in the ordinary course of business. Although the results of those proceedings cannot be forecasted, the final judgment of those actions will not have a relevant side effect in the Company’s financial position, operating income and cash flow, according to management’s opinion which is supported by its external legal advisors.

In order to demonstrate a better current estimate, the provisions constituted for probable losses are classified in non-current liabilities and are reviewed periodically based on the proceedings evolution and on the background of losses in favor of labor and civil claims.

( b ) Tax contingencies

( b1 ) PIS and COFINS

The Company is judicially discussing several aspects regarding the assessment and calculation basis of PIS and COFINS on its operations. Until 2006, the Company made judicial deposits in the amount of R$ 27,760 and the related provisions regarding legal obligations totaled R$ 22,423.

( b2 ) ICMS

The Company is questioning in court the non-assessment of VAT (ICMS) in aircraft and engine imports under operating leasing in transactions made with lessors headquartered in foreign countries. The Company’s Management understands that these transactions are mere leases in view of the contractual obligation to return the object of the contract, which will never integrate the Company’s assets. Given that there is no circulation of goods, the tax triggering event is not characterized.

Estimated aggregated value of the current lawsuits - based on the 4% rate applied to the price of the lease aircraft and engines and taking these assets’ estimated useful life over the average period of the Company’s commercial leases – totals R$ 45,248 in 2006 (R$45,000 in 2005), monetarily adjusted and excluding eventual default fees.

The Company, supported by case law and the opinion of its independent legal advisors, understands that it is unlikely for the Company to lose these court suits and the accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require provisions for losses.

11. Transactions with Related Parties

The subsidiary GOL maintains operating agreements with associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by associated company whose agreement expires as of March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M).

The payable balances of the associated companies, in the amount of R$ 127 (R$ 97 in 2005) are included in the suppliers’ balance jointly with third-party operations. The expenses value that affected the 2006 income is R$ 4,152 (R$ 2,300 in 2005).

12. Shareholders’ Equity

a) Capital stock

i. On December 31, 2006, the capital stock is represented by 196,206,466 shares, being 107,590,792 common shares and 88,615,674 preferred shares

ii. The authorized capital stock at September 30, 2006 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares.
The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of beneficiary parties is prohibited under the terms of the Company’s Bylaws.

iii. Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

On March 17, 2006, the Company’s then controlling shareholder, Aeropar Participações S.A. concluded a restruction of its corporate shareholdings, by means of which 31,493,863 preferred shares of the Company, held by Aeropar, were transferred to the Fundo de Investimento em Participações Asas. Comporte Participações S.A. also transferred its 3,351,775 preferred shares of GOL to the same fund.

iv. The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at December 31, 2006, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 63.44 and US$ 28.67 on the New York Stock Exchange – NYSE. The equity value per share at December 31, 2006 is R$ 10.54 (R$ 8.03 at December 31, 2005).

On April 27, 2005, the Company concluded a global public offering of 14,700,000 preferred shares at the price of R$ 35.12, out of which 5,520,811 preferred shares were offered by the Company and 9,179,189 preferred shares were offered by BSSF Air Holding LLC, a company affiliated to the shareholder AIG Capital Partners, in the Brazilian and foreign markets as ADS. The funds raised by the Company by means of the primary offering of new shares, in the amount of R$ 193,890, will be used for its expansion plan, mainly for payment of deposits for aircraft purchase provided under its agreement with Boeing. On May 2, 2005 the Company made a public subscription of 2,205,000 preferred shares, exercising the option for subscription and distribution of new shares according to the agreements entered into with financial institutions for placement of the new shares issued in the amount of R$ 77,440.

b) Capital reserves

i. Special goodwill reserve of subsidiary

The subsidiary Gol Transportes Aéreos S.A. constituted a special goodwill reserve in the amount of R$ 29,187, corresponding to the value of the tax benefit that came from the goodwill amortization accounted by BSSF II Holdings Ltda. and absorbed by the incorporation of that company. The special goodwill reserve may be capitalized at the end of each fiscal year, once the tax benefit has been realized by means of an effective decrease in the taxes paid by the subsidiary. The tax realization of this credit would benefit without distinction all the Company’s shareholders on its realization dates. In the fiscal year ended on December 31, 2006 the tax benefit realized was R$ 5,838 (R$ 5,837 in 2005).

ii. Goodwill in the granting of shares

The goodwill reserve was determined based on the granting of shares as a result of the net wealth surplus in relation to the value recorded as capital increase and indistinctively benefits all the shareholders.

c) Revenue reserves

i. Legal

It is constituted by means of the appropriation of 5% of the net income for the year, according to the article 193 of Law No. 6,404/76.

ii. Reinvestments

The remaining net profit portion of the 2006 fiscal year after the constitution of legal reserve reduced from dividends and interest on shareholder’s equity, in the amount of R$ 469,103 (R$ 285,406 in 2005), was directed to reinvestment as estimated in the capital budget approved by the Board of Directors.

The reinvestment reserve aims to meet the investments estimated in the capital budget for the 2006 fiscal year and depends on the resolution at the Shareholders Annual Meeting to take place in the current year, in the estabilished period by the current societary bylaws.

d) Dividends and Interest on Equity

In accordance with the Company’s Bylaws, to the shareholders is guaranteed a mandatory minimum dividend of 25% of the net income for the period adjusted under the terms of the article 202 of the Corporation Law.

In accordance with Law No. 9,249, - Changes in income tax, social contribution and other steps legislation, as of December 26, 1995 the Company made a payment to shareholders of interest on shareholder’s equity, calculated on the equity accounts and limited to the “pro rata die” variation of the Long-Term Interest Rate – TJLP, in the amount of R$ 123,887 (including the IRRF in the amount of R$ 18,583).

The dividends proposal related to the fiscal year ended on December 31, 2006, which will be forwarded by Company’s Management to the shareholders’ approval at the Extraordinary General Meeting to take place in the current year, in the estabilished period by the current societary bylaws.

The base income for determining the dividends and the proposed dividends were calculated as follows:

d) Dividends and Interest on Equity

	2006	2005

Net income for the year of the parent company	684,472	424,501
Legal reserve constitution	(34,224)	(21,225)

Base income for the determination of the minimum mandatory dividend	650,248	403,276

Mandatory minimum dividend, equivalent to 25 % of the base income	162,562	100,819

Proposed Dividends	173,108	103,852

Interest on equity, net of income tax	115,851	99,653
Supplementary dividends	57,257	4,194

Dividends per share	R$ 0.88	R$ 0.53

13. Cost of Services Rendered, Sales and Administrative Expenses

	2006					2005

	Cost of
	services	Sales	Administrative
	rendered	Expenses	Expenses	Total	%	Total	%

Salaries, wages and benefits	328,387	-	82,433	410,820	12.9	252,057	11.7
Aircraft fuel	1,227,001	-	-	1,227,001	38.4	808,268	37.4
Aircraft leasing	318,192	-	-	318,192	10.0	240,876	11.2
Maintenance material and
repair	146,505	-	-	146,505	4.6	55,373	2.6
Aircraft and traffic servicing	135,840	-	63,591	199,431	6.2	91,599	4.2
Sales and marketing	-	414,597	-	414,597	13.0	335,722	15.6
Landing fees	157,695	-	-	157,695	4.9	92,404	4.3
Depreciation and
amortization	51,486	-	6,766	58,252	1.8	36,206	1.6
Other operating expenses	212,005	-	48,577	260,582	8.2	246,123	11.4

	2,577,111	414,597	201,367	3,193,075	100.0	2,158,628	100.0

Salaries, wages and benefits expenses include provision for 2006 employee profit sharing, in an estimated value of R$ 22,867 (R$ 30,535 in 2004).

In 2006, aircraft fuel expenses include R$ 2,464 arising from results with derivatives represented by fuel hedge contract results expired in the year and measured as effective to hedge the expenses against fuel price fluctuations.

The management’s compensation totaled R$ 3,022 in 2006 (R$ 2,851 in 2005).

14. Net Financial Income

	Parent Company		Consolidated

	2006	2005	2006	2005

Financial Expenses:
Interest on loans	-	-	(64,786)	(19,383)
Foreign exchange variations on liabilities	(8,781)	-	(28,972)	(29,985)
Losses on financial instruments	-	-	(13,085)	(11,622)
CPMF tax	(2,158)	(1,506)	(13,922)	(10,208)
Monetary variations on liabilities	-	-	(4,901)	(5,873)
Interest on shareholder’s equity	(123,887)	(113,670)	(123,887)	(113,670)
Other	(302)	(12,485)	(7,012)	(28,331)

	(135,128)	(127,661)	(256,565)	(219,072)

Financial income:
Interest and gains on financial investments	389	1,855	42,568	5,319
Foreign exchange variations on assets	12,607	-	25,916	20,873
Gains on financial instruments	57,012	29,663	131,786	135,983
Capitalized interest	-	-	16,733	17,113
Monetary variations on assets	743	-	5,431	6,019
Interest on shareholder’s equity	139,414	-	-	-
Financial bonus with serviced guarantee	167,450		167,450
Others	-	-	9,492	423

	238,201	31,518	399,376	185,730

Net financial income	103,073	(96,143)	142,811	(33,342)

15. Commitments

The Company leases its operating aircraft and rent airport terminals, other airport facilities, offices and other equipment. On December 31, 2006 the Company had operational lease agreements on 65 aircraft (42 in 2005), with expiration dates from 2007 to 2016.

The following table provides the obligations under current and long-term debt obligations, due to operating lease commitments and aircraft purchase commitments as of December 31, 2006:

						Beyond
	2007	2008	2009	2010	2011	2011	Total

Operating lease
commitments (1)	421,870	347,081	298,926	201,628	176,073	503,029	1,948,607
Pre-delivery deposits (2)	115,954	150,191	161,195	141,191	65,472	1,530	635,533
Aircraft purchase
commitments (3)	275,693	217,244	247,401	187,845	169,144	175,234	1,272,561

Total	813,517	714,516	707,522	530,664	410,689	679,793	3,856,701

(1)	The future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 10,183 as guarantee of payments for aircraft leasing.

(2)	The Company makes payments arising from the construction phase for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing.

(3)	The Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft being currently 61 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 11,549 million (corresponding to approximately US$ 5,402 million) based on the aircraft list price, including estimated amounts for contractual price escalations and pre- delivery deposits during the phase of the aircraft construction. The commitments arising from the aircraft acquisition not include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim). During 2006, the Company has entered into sale-leaseback agreements for eight Boeing 737-800 Next Generation aircraft.

16. Employees

The Company keeps a profit sharing plan and stock option plans.

The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company’s, its business units’ and individual performance goals. On December 31, 2006, the provision made based on Management’s expectations and estimates is R$ 22,867 (R$ 30,535 in 2005).

At an Extraordinary Shareholders’ Meeting held on May 25, 2004, the shareholders approved a stock option plan targeting senior executives, executive officers and other Company administrators. Still on May 25, 2004, the Board of Directors approved the issuance of 937,412 preferred stock options at the price of R$ 3.04 per share, from which 50% became exercisable as of October 25, 2004, and the remaining 50%, quarterly on a pro rata basis until the second quarter of 2006. After becoming exercisable, the holder of each option may exercise it for a period of 24 months.

On January 19, 2005, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 87,418 options for the purchase of the Company’s preferred shares at the price of R$ 33.06 per share.

At January 2, 2006, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$ 47.30 per share.

The transactions are summarized below:

		Average pro-rated
		price for the
	Stock options	period

Options granted in 2004	937,412	3.04
Outstanding on December 31, 2004	937,412	3.04
Granted	87,418	33.06
Exercised	(703,579)	3.04

Outstanding on December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	(233,833)	3.04
Outstanding on December 31, 2006	187,234	40.65

Quantity of options to be exercised on December 31, 2004	507,765	3.04
Quantity of options to be exercised on December 31, 2005	158,353	6.50
Quantity of options to be exercised on December 31, 2006	17,484	33.06

On December 31, 2006 and December 31, 2005, the weighted average fair values on the granting date of the stock options were R$ 27.20 and R$ 21.46, respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 2% dividend payment, an expected volatility of approximately 40.2%, a risk free weighted average rate of 13.7% and a medium maturity of 3.5 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the intrinsic value on the date of the options granting, the income would have been R$ 3,239 lower (R$8,126 in 2005).

The exercise price gap and the remaining weighted average maturity of the outstanding options, as well as the exercise price gap for the options to be exercised on December 31, 2006 are summarized below:

Outstanding Options				Options to be Exercised

		Remaining
	Outstanding	weighted	Weighted	Options to be	Weighted
	options on	average	average	exercised	average
Price gap	12/31//2006	maturity	price	on 12/31/2006	price

33.06	87,418	3.00	33.06	17,484	33.06
47.30	99,816	4.00	47.30	-	-

33.06-47.3	187,234	3.53	40.65	17,484	33.06

17. Financial Derivative Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, as its revenues are generated in reais and the Company has significant commitments in US dollars, credit risks and interest rate risks. The Company uses financial derivative instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of those risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its Subsidiary Gol are quotaholders are used as means for the risk coverage contracting according to the Company’s risk management policies.

a) Fuel price risk and availability

Airline companies are exposed to aircraft fuel price change effects. Aircraft fuel consumption in 2006 and 2005 represented approximately 38.4% and 37.4%, respectively, of the Company’s operating expenses. The Company periodically uses future contracts, swaps and oil options and its derivatives to manage those risks. Fuel hedges go towards fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices are highly related to aircraft fuel prices, which makes oil derivatives effective in compensating oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The future contracts are listed on NYMEX, swaps are contracted with first class international banks and the options can either be those listed on NYMEX or those traded with first class international banks.

The Company also engages in financial derivative instruments agreements with first-tier banks for cash management purposes. The financial derivative instruments are composed of synthetic fixed income option agreements and swaps contracts to obtain the Brazilian overnight deposit rate for investments made at fixed-rates or denominated in dollars.

The Company’s derivatives contracts, on December 31, 2006 and 2005, are summarized as follows (in thousand, except when indicated):

	2006	2005

On December 31:
Fair value of financial derivative instruments at year end	R$ (4,573)	R$ 8,464
Average remaining term (months)	3	8
Hedged volume (barrels)	1,804,000	1,431,000

Year ended on December 31:
Hedge effectiveness gains (losses) recognized in aircraft fuel expense	R$ (8,665)	R$ 5,246
Hedge ineffectiveness gains (losses) recognized in other income	R$ (1,125)	R$ 397
Percentage of actual consumption hedged during year	77%	55%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company fcurrently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 65% and 44% of its jet fuel requirements for the first quarter of 2007 and second quarter of 2007, respectively, at average crude equivalent prices of approximately US$ 66.80 and US$ 69.20 per barrel, respectively.

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in the shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 125% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized as aircraft fuel expenses. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for recording unrealized gains or losses in the equity. As periodic changes in the fair value of derivatives are ineffective, such “ineffectiveness” is recognized in the same period as the estimated fuel consumption occurs.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the magnitude of the current fair market value of the Company’s fuel hedge derivatives and the recent volatility in the prices of refined products. The Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement. Any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

On December 31, 2006, the Company recognized approximately R$ 18 (US$ 8) of additional gains in Others gains, net, related to the ineffectiveness of its hedges. The Company also recognized approximately R$ 61 (US$ 29) related to losses within the ineffective portion of the contracted hedges for future competences. As of December 31, 2006 there was an unrealized loss of R$ 3,018 (gains of R$ 5,586 in 2005) referring to the effective portion of the contracted hedges for future competences recorded in shareholders’s equity.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

Market risk factor: Jet fuel price Exchange market Future contracts bought

	1Q07	2Q07	Total

Nominal volume in barrels (thousands)	986	818	1,804
Nominal volume in liters (thousands)	156,761	130,052	286,813

Future agreed rate per barrel (USD)*	66.80	69.20	67.90

Total in Reais **	140,849	121,010	261,859

* Weighted average between the strikes of the collars and callspreads.
** The exchange rate at 12/31/2006 was R$ 2.1380 / US$ 1.00 (R$ 2.3407 / US$ 1.00 at 12/31/2005)

b) Exchange rate risk

On December 31, 2006 the main assets and liabilities denominated in foreign currency are related to aircraft leasing and acquisition operations.

The Company’s foreign exchange exposure at December 31, 2006 and 2005 is set forth below:

	Consolidated

	2006	2005

Assets
Cash, cash equivalents and financial investments	788,136	11,120
Deposits for aircraft leasing contracts	273,031	22,583
Prepaid leasing expenses	20,223	14,133
Advances to suppliers	-	48,793
Others	15,405	9,713

Total obligations in US dollar	1,096,795	106,342
Liabilities
Foreign suppliers	25,249	15,628
Operating leases payable	18,270	13,127
Insurance premium payable	44,897	25,371

	88,416	54,126

Foreign exchange exposure in R$	1,008,379	52,216
Total foreign exchange exposure in US$	471,646	22,308

Obligations not recorded in the balance sheet
Operating lease agreements	1,948,607	902,658
Obligations arising from firm orders
for aircraft purchase	11,549,004	10,614,923
	13,497,611	11,517,581

Total foreign exchange exposure in R$	14,505,990	11,569,797

Total foreign exchange exposure in US$	6,784,841	4,942,879

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with US dollar futures contracts and US dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expenses accounts that are the purpose of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

Company’s Management believes that the derivatives it uses are extremely correlated to the US dollar/real foreign exchange rate in order to provide short-term protection to foreign exchange rate changes. The Company classifies the US dollar hedge as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period the estimated expenses which are the purpose of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Revenues or Expenses until the period the hedged item is recognized, then they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial revenue or expense. The US dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term financial derivative instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	2006	2005

On December 31:
Fair value of financial derivative instruments at year end	R$ (275)	R$ 1,249
Longuest remaining term (months)	2	1
Hedged volume	180,127	R$ 135,129

Period ended on December 31:
Hedge effectiveness losses recognized in operating expenses	R$ (2,868)	R$ (24,236)
Hedge ineffectiveness losses recognized in other income	R$ (1,269)	R$ (10,921)
Percentage of expenses hedged during year	51%	60%

The Company accounts its futures derivative instruments of foreign currencies as cash flow hedges. On December 31, 2006, the unrealized losses in “Accumulated other comprehensive income” totalized R$ 275 (gain of R$ 825 in 2005), net of taxes.

Market risk factor: Exchange rate
Exchange market
Future agreements bought

1Q07

Nominal value in dollars	84,250
Future agreed rate	2.19

Total in Reais	184,408

c) Credit risk of financial derivative instruments

The financial derivative instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amount by its counterparts in the derivatives operations is not material.

d) Interest rate risk

The Company’s results are affected by changes in international interest rates in US dollar due to the impact of such changes in interest expenses of operating lease agreements. On December 31, 2006, there were no open hedge contracts for the international interest rate risk.

The Company’s results are affected by changes in the interest rates in Brazil, both those applicable to deposits and liabilities in real and those applicable to US dollar indexed securities, due to the impact of such changes on the market value of financial derivative instruments conducted in Brazil, on the market value of prefixed securities in real and on the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself from domestic interest rate impacts on the prefixed portion of its investments. On December 31, 2005, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 68,500 (R$ 238,381 in 2005) with periods of up to 24 months, with a fair market value of R$ (24) (R$ (38) in 2005), corresponding to the last owed or receivable adjustment, already received and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial incomes in the same period they occur.

e) Derivatives contracts applied in cash management

The Company utilizes financial derivatives instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered in the Brazilian CETIP clearing house with the objective of investing cash at pre-fixed rates. As of December 31, 2006, the total amount invested in boxes was R$ 77,350 with average term of 88 days. The Company also utilizes swaps contracts to change the remuneration of part of its short term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rate to a percentage of the CDI. Investments in dollar-denominated securities are swapped from dollar-based remuneration to Brazilian reais plus a percentage of CDI rate. As of December 31, 2006, the notional amount of fixed-rate swaps to CDI was R$75,000 with a fair value of R$ (256); and the notional amount of currency swaps to CDI was R$ 351,088 with a fair value or R$ 7,890. The changes in fair value of these swaps is reflected in financial income in the period of change.

18. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On December 31, 2006 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type

Warranty – Hull	4,401,838	2,058,858
Civil Liability per occurrence/aircraft	1,603,500	750,000
Warranty – Hull/War	4,401,838	2,058,858
Inventories	421,582	197,185

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollar.

On September 29, 2006, an aircraft performing Gol Airlines Flight 1907 from Manaus enroute to Rio with a stop in Brasilia, was involved in a mid-air collision with a aircraft of ExcelAir. The Gol aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest and there were no survivor among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135 BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and arising liabilities. The payments for the hull to the lessor were made by the insurance company. The Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operation.

19. Financial Quarterly Informations (Not audited)

The quarterly results of the period of January, 01 to December, 31 of 2006 and 2005 are sumarized as follows:

	First	Second	Third	Fourth
2006	quarter	quarter	quarter	quarter

Operational net revenue	863,016	844,028	1,082,971	1,012,002
Operational income	184,282	115,895	234,997	216,579
Net income of period	160,678	98,169	232,232	193,393
Earnings per share in R$	0.82	0.50	1.18	0.99

	First	Second	Third	Fourth
2005	quarter	quarter	quarter	quarter

Operational net revenue	589,159	562,168	696,658	821,105
Operational income	170,763	70,601	171,022	64,734
Net income of period	112,472	43,744	116,798	151,487
Earnings per share in R$	0.60	0.22	0.60	0.77

APPENDIX I – CASH FLOW STATEMENTS

	Parent Company		Consolidated

	2006	2005	2006	2005

Net income for the period	684,472	424,501	684,472	424,501
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	-	-	58,252	36,206
Provision for doubtful accounts receivable	-	-	5,476	1,343
Capitalized interest	-	-	(33,068)	(17,113)
Deferred income taxes	(37,782)	(33,278)	(31,533)	(23,287)
Equity accounting	(536,315)	(375,429)	-	-
Variations in operating assets and liabilities:
Receivables	-	-	(100,824)	(178,931)
Inventories	-	-	(34,482)	(19,645)
Prepaid expenses, taxes recoverable and other receivables	(135,533)	378,887	(298,615)	(41,358)
Suppliers	185	-	50,186	28,250
Operating leases payable	-	-	-	1,047
Airtraffic liability	-	-	117,468	57,909
Taxes payable	27,427	16,999	42,991	22,092
Insurance payable	-	-	44,897	1,311
Payroll and related charges	-	-	25,007	16,087
Provisions for contingencies	-	-	298	11,281
Dividends and interest on shareholder’s equity	(58,521)	-	(58,521)	-
Other liabilities	36,056	(16,013)	(6,711)	10,763

Net cash generated (used) in operating activities	(20,011)	395,667	465,293	348,316

Financial investments	(262,758)	(210,408)	(266,625)	(296,370)
Investments	571,897	(97,032)	(452)	(569)
Deposits for leasing contracts	-	-	(11,169)	3,941
Property, plant and equipment acquisition includes deposits
for aircraft acquisition	-	(95)	(240,586)	(476,016)

Net cash used in investment activities	309,139	(307,535)	(518,832)	(760,014)

Financing activities:
Short term borrowings	-	-	813,653	(64,333)
Tax benefit contributed by shareholders	-	-	-	-
Capital increase – incorporation of the Company	2,450	-	2,450	-
Capital increase – public share offering	-	271,730	-	271,730
Dividends paid	(181,145)	(60,676)	(181,145)	(60,676)
Total comprehensive income, net of taxes	(10,733)	6,411	(10,733)	6,411
Liabilities with associated companies	-	(273,267)	-	-

Net cash generated in financing activities	(189,428)	(55,802)	624,225	153,132

Net cash addition	99,700	32,330	570,686	(276,426)
Cash and cash equivalents at the beginning of the year	36,632	4,302	129,304	405,730

Cash and cash equivalents at the end of the year	136,332	36,632	699,990	129,304

Transactions not affecting cash
Tax benefit contributed by shareholders	5,838	5,837	5,838	5,837
Additional information
Interests paid	-	-	64,786	19,383
Income tax and social contribution paid for the year	81,022	-	251,868	168,975

APPENDIX II– VALUE ADDED STATEMENTS

	Parent Company		Consolidated

	2006	2005	2006	2005

REVENUES
Passenger, cargo and other transportation revenues	-	-	3,951,858	2,778,084
Provision for doubtful accounts receivable	-	-	(10,366)	(4,890)

INPUT ACQUIRED FROM THIRD PARTIES (includes ICMS and IPI)
Fuel and lubricant suppliers	(8,664)	-	(1,227,001)	(828,268)
Material, energy, third-party services and other	-	(1,733)	(666,954)	(212,458)
Aircraft insurance	-	-	(30,169)	(29,662)
Sales and marketing	-	-	(414,597)	(335,722)

GROSS VALUE ADDED	(8,664)	(1,733)	1,602,771	1,367,084

RETENTIONS
Depreciation and amortization	-	-	(58,252)	(36,207)

NET VALUE ADDED GENERATED BY THE COMPANY	(8,664)	(1,733)	1,544,519	1,330,877

VALUE ADDED RECEIVED IN TRANSFER
Results of the Corporate Interest	396,901	375,429	-	-
Interest income (expense)”	291,152	31,518	207,597	185,730

TOTAL VALUE ADDED TO BE DISTRIBUTED	679,389	405,214	1,752,116	1,516,607
VALUE ADDED DISTRIBUTION
Employees	-	-	(410,820)	(252,057)
Government	(118,804)	33,278	(439,080)	(367,687)
Financing companies	-	(13,991)	(64,786)	(105,401)
Leasers	-	-	(276,845)	(366,961)
Shareholders	(181,145)	(117,870)	(181,145)	(117,870)
Reinvested	(379,440)	(306,631)	(379,440)	(306,631)

TOTAL DISTRIBUTED VALUE ADDED	(679,389)	(405,214)	(1,752,116)	(1,516,607)

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT (NOT AUDITED)

	2006	2005

1) Calculation basis
Net revenues (NR)	3,802,017	2,669,090
Operating income (OI)	751,753	477,120
Gross payroll (GP)	123,432	100,895

	2006			2005

	Value	% sobre	% sobre	Value	% sobre	% sobre
2) Internal Social Indicators	(R$ 000)	GP	NR	(R$ 000)	GP	NR

Food	20,702	16.77	0.54	10,324	10.23	0.39
Mandatory social charges	84,390	68.37	2.22	53,847	53.37	2.02
Professional development and qualification	4,652	3.77	0.12	8,650	8.57	0.32
Private Pension	-	0.00	0.00	3,609	3.58	0.14
Employees transportation	4,320	3.50	0.11	2,106	2.09	0.08
Safety and industrial medicine	1,570	1.27	0.04	40	0.04	0.00
Profit sharing	44,517	36.07	1.17	30,535	30.26	1.14

Total Internal Social Indicators	160,151	129.75	4.20	109,111	108.14	4.09

	2006			2005

	Valor	% sobre	% sobre	Valor	% sobre	% sobre
3) External Social Indicators	(R$ mil)	GP	NR	(R$ mil)	GP	NR

Education	85	0.07	0.00	163	0.16	0.01
Culture	2,577	2.09	0.07	5.628	5.58	0.21
Sports and leisure	255	0.21	0.01	425	0.42	0.02
Health and sanitation	533	0.43	0.01	680	0.67	0.03
Taxes (social charges excluded)	448,747	363.56	11.80	277,969	275.50	10.41

Total External Social Indicators	452,197	366.36	11.89	284,865	282.33	10.68

4) Staff Indicators	2006	2005

Number of employees at the end of the year	8,840	5,456
Number of employees	8,828	5,444
Number of outsourced	3,538	1,926
Number of administrators	12	12
Gross remuneration segregated by :
Employees	120,746	97,616
Administered	2,686	3,279
Third-parties	76,388	51,128

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT (NOT AUDITED) – Continued

4) Staff Indicators – Continued	2006	2005

Relation between the largest and the smallest remuneration , considering
employees and administered (salary)	96	107
Number of outsourced service providers	49	26
Number of hiring in the period	4,019	2,496
Number of lay-offs in the period	635	343
Number of interns	43	172
Number of special needs people	299	230
Total employees by age:
Less than 18 years old	12	9
From 18 to 35 years old	6,809	4,138
From 36 to 60 years old	1,999	1,305
Above 60 years old	20	4
Total of employees segregated by scholarity:
Illiterate	-	-
Elementary and Junior-High	79	66
High-School	5,626	3,387
Technical School	-	-
Higher Education	3,064	1,966
Graduates	71	37
Number of women working in the Company	3,487	2,170
Percentage of women in leadership positions	17%	40%
Number of black people working in the Company	147	168
Labor suit, segregated by:
Number of suits against the Company	189	138
Number of proven case	75	128
Number of unproven case	38	10
Total value of indemnity and tickets paid by justice’ decision	243	296

Clients’ interaction data:
Number of complaints received straightly by the entity	342	196
Number of complaints received through consumer and protection
defense agency	562	251
Number of complaints received by the Justice	2,421	1,235
Number of complaints answered by each listed jurisdiction	738	327
Amount of tickets and indemnity to clients, some consumer protection
and defense agency or by the Justice	1,160	-
Suits undertook by the Company to heal or minimize the causes of the
complaints	2,329	30

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT (NOT AUDITED) – Continued

4) Staff Indicators – Continued	2006	2005

Environment
Investments and expenses for the maintenance of operating process to
improve the environment	175	146
Investments and expenses with the preservation and/or recovery of ruined
environments	-	50
Amount of environmental , administrative and legal processes against the
Company	-	-
Value of tickets and indemnities concerning environmental material,
determined administrative and/or legally.	-	-
Liabilities and environmental contingencies	-	-
* Information not available for year 2004.

5) Relevant Indicators regarding the Corporate Citizenship Practice in 2006 and 2005

		2006	2005

Total number of job related accidents		110	23

The social and environmental projects developed by	( )	( X )	( )
the Company were defined by its:	officers	officers and	all
		managers	employees

The work environment health and safety standards	( )	( X )	( )
were defined by its :	officers	officers and	all
		managers	employees

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT (NOT AUDITED) – Continued

5) Relevant Indicators regarding the Corporate Citizenship Practice in 2006 and 2005 – Continued

The profit sharing comprises:	( )	( )	( X )
	officers	officers and	all
		managers	employees

When choosing suppliers, the same ethical,	( )	( )	( X )
environmental and social responsibility standards	are not	are	are
adopted by the Company	considered	suggested	required

Regarding employees’ participation in volunteering	( )	( X )	( )
programs, the Company:	does not	supports	organizes
	involve itself	and
encourages

Interaction indicators with customers:	( )	( X )	( )
	does not	supports	organizes
	involve itself	and
encourages

Environment indicators:	( )	( X )	( )
	does not	supports	organizes
	involve itself	and
encourages

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEET – ASSETS	3
02	02	BALANCE SHEET - LIABILITIES	4
03	01	INCOME STATEMENT	5
04	01	STATEMENT OF CHANGES IN FINANCIAL POSITION	6
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006	7
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/12/2005 TO 12/31/2005	8
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 03/12/2004 TO 12/31/2004	9
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	10
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	11
07	01	CONSOLIDATED INCOME STATEMENT	12
08	01	CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION	13
09	01	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - UNQUALIFIED	14
10	01	MANAGEMENT REPORT	15
11	01	NOTES TO THE FINANCIAL STATEMENTS	24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.